Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report
Collection Period Ended   29-Feb-2024

Amounts in USD

Dates

Collection Period No.	14				
Collection Period (from... to)	1-Feb-2024	29-Feb-2024			
Determination Date	13-Mar-2024				
Record Date	14-Mar-2024				
Distribution Date	15-Mar-2024				
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2024	15-Mar-2024	Actual/360 Days	29	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2024	15-Mar-2024	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	297,498,913.97	252,042,127.95	45,456,786.02	69.135796	0.383334
Class A-3 Notes	657,500,000.00	657,500,000.00	657,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**1,073,598,913.97**	**1,028,142,127.95**	**45,456,786.02**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	1,121,524,621.46	1,076,067,835.44			
Yield Supplement Overcollateralization Amount	200,704,831.25	114,065,514.75	108,868,434.96			
Pool Balance	**2,117,733,131.01**	**1,235,590,136.21**	**1,184,936,270.40**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	1,261,891.23	1.919226	46,718,677.25	71.055022
Class A-3 Notes	4.510000%	2,471,104.17	3.758333	2,471,104.17	3.758333
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$4,158,967.07**		**$49,615,753.09**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	46,865,999.95	(1) Total Servicing Fee	1,029,658.45
Interest Collections	5,133,041.52	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	959,461.81	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	1,031,732.34	fees (max. $250,000 p.a.)	
Purchase Amounts	63,708.87	(3) Interest Distributable Amount Class A Notes	4,158,967.07
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	205,439.66	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**54,259,384.15**	(6) Regular Principal Distributable Amount	45,456,786.02
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**54,259,384.15**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	3,613,972.61
		Total Distribution	**54,259,384.15**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,029,658.45	1,029,658.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,158,967.07	4,158,967.07	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,261,891.23	1,261,891.23	0.00
thereof on Class A-3 Notes	2,471,104.17	2,471,104.17	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,158,967.07	4,158,967.07	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	45,456,786.02	45,456,786.02	0.00
Aggregate Principal Distributable Amount	45,456,786.02	45,456,786.02	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	17,793.34
minus Net Investment Earnings	17,793.34
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	17,793.34
Net Investment Earnings on the Collection Account	187,646.32
Investment Earnings for the Collection Period	205,439.66

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	1,235,590,136.21	40,232
Principal Collections	31,712,566.80	
Principal Collections attributable to Full Pay-offs	15,153,433.15	
Principal Purchase Amounts	63,324.63	
Principal Gross Losses	3,724,541.23	
Pool Balance end of Collection Period	1,184,936,270.40	39,356
Pool Factor	55.95%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	4.99%
Weighted Average Number of Remaining Payments	54.32	41.19
Weighted Average Seasoning (months)	13.16	27.50

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,163,325,033.70	38,881	98.18%
31-60 Days Delinquent	14,410,386.50	319	1.22%
61-90 Days Delinquent	5,722,985.81	119	0.48%
91-120 Days Delinquent	1,477,864.39	37	0.12%
Total	1,184,936,270.40	39,356	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.608%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	3,724,541.23	93	39,780,068.19	953
Principal Net Liquidation Proceeds	949,380.68		15,093,034.62	
Principal Recoveries	980,171.14		7,073,218.28	
Principal Net Loss / (Gain)	1,794,989.41		17,613,815.29	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.780%
Prior Collection Period	2.593 %
Second Prior Collection Period	1.122 %
Third Prior Collection Period	1.826 %
Four Month Average	1.830%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.832%
Average Net Loss / (Gain)	18,482.49

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.